SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

GRUPO ELEKTRA ANNOUNCES EBITDA GROWTH OF 12%,
TO RECORD OF Ps.1,189 MILLION

–Total Revenue Increases 8% to Record High of Ps.8,043 Million–

–Net Income Rises 84% to Ps.987 Million–

–Banco Azteca’s Consumer Deposits Grow 33% to Ps.28,187 Million,
and Gross Credit Portfolio* Increases 34%, to Ps.16,213 Million–

     Mexico City, April 27, 2006–Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the first quarter of 2006.

     “Consolidated revenue growth continues with its solid and positive trend, reaching record levels for a first quarter, and profitability increased considerably, generating a double digit expansion in gross profit and EBITDA,” commented Javier Sarro Cortina, Chief Executive Officer of Grupo Elektra. “We focus in the profitability of our sales, promoting products and services–like transportation related goods, mobile phones, money transfers and extended warranties–that have an optimal contribution to consolidated EBITDA, and at the same time add enormous value to our customers and their families.”

     “Banco Azteca reported remarkable growth in fundamental indicators like deposits, credit portfolio and revenues, and we gradually consolidate a solid position in the group of leading institutions in the most relevant banking variables,” commented Carlos Septién Michel, Chief Executive Officer of Banco Azteca. “This allows us to improve our positioning in the mass market, broadens the savings and consumption capacity in sectors that were previously unattended, brings high-service standards to an increased number of families, and further enhances our perspectives for growth.”

* Gross Credit Portfolio of Banco Azteca Mexico and Banco Azteca Panama.

Financial Highlights:

Millions of pesos of constant purchasing power as of March 31, 2006.

			Change
	1Q05	1Q06	$	%

Consolidated Revenue	7,431	8,043	612	8%
Gross Profit	3,386	3,855	469	14%
EBITDA	1,062	1,189	127	12%
Net Income	537	987	450	84%
EPS (Pesos per Share) (1)	2.21	4.19	1.98	90%
(1) Calculation based on 243,069,000 Elektra* weighted average at March 31, 2005 and 235,576,000 Elektra* weighted average outstanding at March 31, 2006.

Financial Division

Banco Azteca

     Banco Azteca reported net income of Ps.125 million in 1Q06, compared with Ps.208 million registered in 1Q05. The reduction primarily results from a 26% increase in operating expenses.

     As of March 31, 2006, the estimated capitalization index of Banco Azteca was 12%, higher than the 11% index reported at the end of the same period in the prior year. Banco Azteca’s capitalization index favorably compares with the 8% minimum required by Mexican authorities.

     Gross Credit Portfolio

     The gross credit portfolio of Banco Azteca Mexico and Banco Azteca Panama was Ps.16,213 million, 34% higher than the Ps.12,069 million reported at the end of 1Q05. The average term of the credit portfolio at the end of 1Q06 was 56 weeks, up from the 53 weeks of the prior year. At the end of 1Q06, we had a total of 6.3 million active accounts, a 50% increase compared with 4.2 million at the end of the same period a year ago.

     Saving Accounts and Term Deposits

     Net deposits were Ps.28,187 million at the end of 1Q06, 33% up from the Ps.21,199 million of the previous year. The total number of active accounts was 5.8 million, compared with 3.5 million a year ago.

Afore Azteca

     Afore Azteca reported net income of Ps.22 million in the quarter, 38% higher than the Ps.16 million of 1Q05.

     As of March 31, 2006, Siefore Azteca reported Ps.10,919 million in net assets under management.

Seguros Azteca

     Seguros Azteca’s net income for the quarter was Ps.49 million, 53% higher than the Ps.32 million reported in 1Q05.

Commercial Division

     Revenue of the commercial division in the quarter was Ps.4,589 million, 3% down from the Ps.4,721 million in 1Q05. Despite lower revenue, gross margin grew 360 basis points to 33.8% in 1Q06, and gross profit increased 9% to Ps.1,551 million.

     Total Debt and Net Debt

     As of March 31, 2006, the commercial division’s total debt with cost was Ps.4,661 million, compared with Ps.3,743 million reported a year ago. The net debt of the commercial division registered a negative balance of Ps.2,628 million, compared with a negative balance of Ps.1,209 million as of March 31, 2005.

Consolidated Financial Results

     Consolidated Revenue

     Total consolidated revenue was Ps.8,043 million in 1Q06, 8% higher than the Ps.7,431million reported in the same period a year ago.

     EBITDA

     Consolidated EBITDA reached Ps.1,189 million, a 12% rise from Ps.1,062 million in 1Q05, despite a 4% growth in the consolidated cost. This resulted in a 50 basis points increase in the EBITDA margin to 14.8%, from 14.3% a year ago.

EBITDA & Operating Profit
Millions of Pesos of constant purchasing power as of March 31, 2006.

			Change
	1Q05	1Q06	$	%

EBITDA	1,062	1,189	127	12%
Operating Profit	744	853	109	15%

     Operating Expense

     During the quarter, operating expense was Ps.2,661 million, an increase of 14% compared with Ps.2,324 million in the same period a year ago. The increase was primarily due to the hiring of new employees at the financial division, which represents a 57% increase year-on-year. In the 1Q05, Grupo Elektra had 28,510 employees in its two main business divisions; while at the end of 1Q06 it had 38,350 employees, an increase of 35%.

     Operating Profit

     During the first quarter, operating income increased 15%, as a result of the combination of an 8% rise in total revenues, as well as the increase of 4% in costs and 14% in total expenses.

     Comprehensive Cost of Financing (CIF)

     The commercial division reported a financial gain of Ps.492 million in the quarter, compared with a Ps.110 million financial loss a year ago.

     The Comprehensive Cost of Financing was primarily influenced by a gain in Cap. Instruments of Ps.466 million, compared with 1Q05, when the balance was zero, as a result of the rise in Grupo Elektra’s stock price during the quarter. In addition, there was a foreign exchange gain of Ps.97 million in the quarter, from a Ps.9 million gain a year ago, as a result of stronger exchange rate depreciation in the quarter, coupled with a larger asset position in US dollars.

     Net Income

     The increase in EBITDA, together with a positive result in the Comprehensive Cost of Financing were fundamental in generating net income of Ps.987 million in the quarter, 84% higher than net income of Ps.537 million in the same quarter a year ago.

     Capex

     As of March 31, 2006, capital expenditures were Ps.186 million, mainly resulting from Banco Azteca’s branch expansion and the acquisition of fixed assets.

     Cash and Cash Equivalents

     As of March 31, 2006, total cash and cash equivalents were Ps.23,126 million, 30% higher than the Ps.17,752 million at the end of 1Q05. The increase resulted from a 47% growth in the cash balance of the commercial division, to Ps.7,289 million, and a 24% increase in the cash balance of the financial division to Ps.15,836 million, in line with the rise in customer deposits.

     Consolidated Gross Loan Portfolio

     Total consolidated gross loan portfolio of Banco Azteca Mexico, Banco Azteca Panama, and Elektrafin Latin America as of March 31, 2006, was Ps.17,052 million, 35% higher than Ps.12,668 million as of March 31, 2005.

     Consolidated Equity

     Consolidated equity as of March 31, 2006, was Ps.10,754 million, 28% higher than Ps.8,371 million of the previous year.

Company Profile:

     Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras, Peru and Panama. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,460 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

     As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

• Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

• We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

• EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

• We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.

• We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

     EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF MARCH 31, 2006 PURCHASING POWER

	1Q05		1Q06		Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Commercial Revenues	64%	4,721	57%	4,589	(132)	-3%
Financial Revenues	36%	2,710	43%	3,454	744	27%

Total Revenues	100%	7,431	100%	8,043	612	8%

Commercial Cost	44%	3,294	38%	3,038	(256)	-8%
Financial Cost	10%	751	14%	1,150	399	53%

Total Cost	54%	4,045	52%	4,188	143	4%

Gross Profit	46%	3,386	48%	3,855	469	14%

Selling, General & Administrative Expenses	31%	2,324	33%	2,661	337	14%
Depreciation and Amortization	4%	317	4%	341	24	7%

Total Operating Expenses	36%	2,641	37%	3,002	360	14%

Operating Income	10%	744	11%	853	109	15%

EBITDA *	14%	1,062	15%	1,189	127	12%

Comprehensive Cost of Financing:
Interest income	0%	28	0%	36	8	30%
Interest expense	-2%	(165)	-2%	(152)	13	-8%
Gain (loss) in Foreign exchange	0%	9	1%	97	88	n.a.
Monetary gain	0%	19	1%	45	26	140%
Gain (loss) in Equity Swaps	0%	(0)	6%	466	466	n.a.

	-1%	(110)	6%	492	602	n.a.

Income before taxes	9%	634	17%	1,345	711	112%

Provision for taxes	-1%	(110)	-5%	(390)	(280)	254%

Equity in income of CASA (TV Azteca)	0%	12	0%	32	20	166%

Income of majority stockholders	7%	537	12%	987	451	84%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF MARCH 31, 2006 PURCHASING POWER

	1Q05		1Q06		Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Commercial Revenues	64%	4,721	57%	4,589	(132)	-3%
Financial Revenues	36%	2,710	43%	3,454	744	27%

Total Revenues	100%	7,431	100%	8,043	612	8%

Commercial Cost	44%	3,294	38%	3,038	(256)	-8%
Financial Cost	10%	751	14%	1,150	399	53%

Total Cost	54%	4,045	52%	4,188	143	4%

Gross Profit	46%	3,386	48%	3,855	469	14%

Selling, General & Administrative Expenses	31%	2,324	33%	2,661	337	14%
Depreciation and Amortization	4%	317	4%	341	24	7%

Total Operating Expenses	36%	2,641	37%	3,002	360	14%

Operating Income	10%	744	11%	853	109	15%

EBITDA *	14%	1,062	15%	1,189	127	12%

Comprehensive Cost of Financing:
Interest income	0%	28	0%	36	8	30%
Interest expense	-2%	(165)	-2%	(152)	13	-8%
Gain (loss) in Foreign exchange	0%	9	1%	97	88	n.a.
Monetary gain	0%	19	1%	45	26	140%
Gain (loss) in Equity Swaps	0%	(0)	6%	466	466	n.a.

	-1%	(110)	6%	492	602	n.a.

Income before taxes	9%	634	17%	1,345	711	112%

Provision for taxes	-1%	(110)	-5%	(390)	(280)	254%

Equity in income of CASA (TV Azteca)	0%	12	0%	32	20	166%

Income of majority stockholders	7%	537	12%	987	451	84%

Last Twelve Months EBITDA		4,467		5,349	882	20%

Last Twelve Months Net Income		1,883		3,454	1,570	83%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF MARCH 31, 2006 PURCHASING POWER

	1Q05			1Q06			Change

CONSOLIDATED BALANCE SHEET

	Commercial	Financial	Grupo	Commercial	Financial	Grupo
	Division	Division	Elektra	Division	Division	Elektra

Cash	386	1,329	1,715	635	2,402	3,038	1,323	77%

Marketable Securities and investments	4,566	11,471	16,037	6,654	13,434	20,088	4,051	25%

Commercial Loans		2,429	2,429		3,036	3,036	607	25%
Consumer Loans	598	9,222	9,820	839	12,528	13,367	3,547	36%
Mortgage Loans		59	59		249	249	190	n.m.

Performing Loan Portfolio	598	11,709	12,307	839	15,812	16,651	4,344	35%
Past due Commercial Loans		8	8		8	8	(0)	-4%
Past due Consumer Loans		352	352		393	393	41	12%

Total Past-due Loans	-	360	360	-	401	401	41	11%

Gross Loan Portfolio	598	12,069	12,668	839	16,213	17,052	4,384	35%

Allowance for bad Loans	59	737	797	177	868	1,045	248	31%

Total Net Loan Portfolio	539	11,332	11,871	662	15,345	16,007	4,136	35%

Other Current Assets	642	980	1,622	894	2,374	3,268	1,646	102%

Inventory	3,314		3,314	3,176		3,176	(138)	-4%

Current assets	9,448	25,111	34,559	12,022	33,556	45,578	11,019	32%

Investment in Shares	986	11	997	1,139	13	1,152	155	16%
Goodwill	775		775	792	-	792	17	2%
Fixed Assets	4,609	1,001	5,610	4,428	1,002	5,430	(180)	-3%
Other Assets	24	6	30	75	5	80	50	164%

TOTAL ASSETS	15,842	26,130	41,972	18,457	34,576	53,032	11,061	26%

Demand Deposits		21,199	21,199		28,187	28,187	6,987	33%

Short-Term Bank Debt	1,053		1,053	1,631	(204)	1,426	373	35%
Capitalized Lease Obligations	-		-	-		-	-	n.a

Short-Term Liabilities with Financial Cost	1,053	-	1,053	1,631	(204)	1,426	373	35%

Suppliers and Other Short-Term Liabilities	3,999	1,078	5,077	4,797	1,261	6,057	980	19%

Short-Term Liabilities without Financial Cost	3,999	1,078	5,077	4,797	1,261	6,057	980	19%

Total Short-Term Liabilities	5,051	22,278	27,329	6,427	29,243	35,670	8,341	31%

Long-Term Bank Debt	2,689		2,689	3,030		3,030	341	13%
Capitalized Lease Obligations	2		2	-		-	(2)	-100%

Long-term Liabilities with Financial Cost	2,691	-	2,691	3,030	-	3,030	339	13%

Long-term Liabilities Without Financial Cost	1,706	1,875	3,581	1,565	2,014	3,579	(3)	0%

Total Long-Term Liabilities	4,397	1,875	6,272	4,594	2,014	6,608	337	5%

TOTAL LIABILITIES	9,448	24,153	33,601	11,022	31,257	42,279	8,678	26%

Stockholders' Equity	6,394	1,977	8,371	7,435	3,319	10,754	2,383	28%

LIABILITIES + EQUITY	15,842	26,130	41,972	18,457	34,576	53,032	11,061	26%

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF MARCH 31, 2006 PURCHASING POWER

	1Q05		1Q06		Change

INFRASTRUCTURE

Grupo Elektra

Number of Stores
Elektra Mexico	72%	743	73%	740	(3)	0%
Elektra Latin America	8%	78	9%	87	9	12%
Bodega de Remates	8%	84	8%	82	(2)	-2%
Salinas y Rocha	7%	75	6%	64	(11)	-15%
Elektricity	6%	58	4%	41	(17)	-29%

TOTAL	100%	1,038	100%	1,014	(24)	-2%

Floor Space (m²)
Elektra Mexico	75%	569,148	76%	581,550	12,402	2%
Elektra Latin America	8%	63,469	10%	73,553	10,084	16%
Bodega de Remates	6%	43,673	6%	43,597	(76)	0%
Salinas y Rocha	10%	72,822	7%	56,987	(15,835)	-22%
Elektricity	2%	12,914	1%	8,764	(4,150)	-32%

TOTAL	100%	762,026	100%	764,450	2,424	0%

Banco Azteca

Branches
Branches in Grupo Elektra Stores	69%	960	60%	927	(33)	-3%
Freestanding Branches	3%	38	12%	187	149	392%
Branches in Other non Grupo Elektra Stores	28%	395	25%	389	(6)	-2%
Panama	0%	4	2%	30	26	650%

TOTAL	100%	1,397	100%	1,533	136	10%

Employees
Commercial Employees	49%	14,041	41%	15,693	1,652	12%
Financial Employees	51%	14,469	59%	22,657	8,188	57%

TOTAL	100%	28,510	100%	38,350	9,840	35%

OPERATIONAL AND FINANCIAL RATIOS

ELEKTRA* SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)	243,069		235,576		(7,493)	-3%
LTM Earnings per Share (1)	7.75		14.66		6.91	89%
Earnings per Share (6 months)	2.21		4.19		1.98	90%
LTM Price Earnings ( P / E ) (1)	11.55	x	7.57	x	(3.98)	-34%
LTM Firm Value / EBITDA. ( FV / EBITDA) (2)	6.54	x	6.41	x	(0.13)	-2%
Price Book Value ( P / BV )	3.03	x	3.30	x	0.27	9%
Price of Elektra * Share (Mexican Stock Exchange)	89.49		110.99		21.50	24%

(1)	Last Twelve Months Net Income
(2)	Last Twelve Months EBITDA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2006

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.